We consent to the incorporation of our report dated February 21, 2000, on the financial statements of Lexon, Inc. (the "Company") at December 31, 1999, included in the Company's Registration Statement on Form 10-KSB, into the Company's Registration Statement on From S-8.

          Our report, dated February 21, 2000 contains an explanatory paragraph that states that Lexon, Inc. is a development stage company with insufficient revenues to fund development and operating expenses, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

Tulsa, Oklahoma
August 18, 2000